UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For JANUARY 30, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated January 30, 2007  -  Acquisition




                                                                 30 January 2007


             BUNZL MAKES TWO FURTHER ACQUISITIONS IN NORTH AMERICA


Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired the business of Tec Products Co Inc from a private company owned by David Holtzman, Joel Shapiro, Aaron Wolkstein and Erwin Kirschner. Based in New Jersey, Tec Products is principally engaged in the supply of jan/san and associated products through redistributors. Revenue in the year ended 31 December 2006 is estimated to have been US$14 million and the gross assets acquired are estimated to be US$3.3 million.

Bunzl has also purchased Westgate Sales Corporation from Thomas Sibilla and Joseph Brancato and Westgate Canada Ltd from Thomas Sibilla, Joseph Brancato and James Anderson. Also based in New Jersey with facilities in Ontario and Alberta, Canada, Westgate supplies personal protection equipment through redistributors in the eastern US and Canada. Revenue in the year ended 31 December 2006 is estimated to have been US$18 million and the gross assets acquired are estimated to be US$3.6 million.

Commenting on the acquisitions, Michael Roney, Chief Executive of Bunzl, said:

"Tec Products expands our jan/san business in the northeast region of the US while Westgate adds further scale and geographical coverage to our personal protection equipment business in North America following the acquisition of United American Sales in August 2006. We welcome both businesses to the Group."


Enquiries:

Bunzl plc                              Finsbury
Michael Roney, Chief Executive         Mark Harris
Brian May, Finance Director            Gordon Simpson
Tel: 020 7495 4950                     Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  January 30, 2007                       By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer